Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

July 6, 2016

VIA EDGAR TRANSMISSION

Ms. Alison White
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (“MPS” or the “Acquiring Trust”) File No.: 333-211616

Dear Ms. White:

The purpose of this letter is to respond to the comments provided on June 20, 2016 regarding MPS’ Registration Statement on Form N-14 (the “Registration Statement”).  The Registration Statement contains a Prospectus/Proxy Statement (the “Prospectus/Proxy Statement”) that reflects a proposal to shareholders of The Large-Cap Growth Equity Portfolio, The Focus Smid-Cap Growth Equity Portfolio and The Select 20 Portfolio (each a “Target Fund” and collectively, the “Target Funds”), each a series of Delaware Pooled® Trust (the “Target Trust”), to reorganize into the Jackson Square Large-Cap Growth Fund, the Jackson Square SMID-Cap Growth Fund and the Jackson Square Select 20 Growth Fund (each an “Acquiring Fund” and collectively, the “Acquiring Funds”), each a series of MPS.

For your convenience in reviewing the responses, the comments and suggestions received are included in bold typeface immediately followed by the response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Acquiring Trust hereby states the following:

1.
MPS acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and MPS and its management are solely responsible for the content of such disclosure;

2.
MPS acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
MPS represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

MPS responds to the comments as follows:

General Comments

1.	If any column or row in the fee tables, expense examples or capitalization tables includes pro forma financial information, please insert “PRO FORMA” into the heading.

MPS responds by making the requested changes.

2.
The filing omits pro forma financial statements for the Jackson Square SMID-CAP Growth Fund.  As a result, the filing is not materially complete and does not qualify for automatic effectiveness under Rule 488.  Any pro forma financial statements omitted from the SAI should be included in a pre-effective amendment to the Registration Statement.

MPS responds by noting that pursuant to a conversation with Tony Burak of the SEC on July 5, 2016, no pro forma financial statements for the Jackson Square SMID-CAP Growth Fund are required to be provided.  Accordingly, MPS is not including pro forma financial statements for the Jackson Square SMID-CAP Growth Fund with pre-effective amendment number 1 to the Registration Statement.

3.
Please explain supplementally whether any differences exist between the valuation policies of the Target Funds and the Acquiring Funds that would cause the portfolio holdings of the Target Funds to receive a different valuation from what would be obtained by the Acquiring Funds.

MPS responds supplementally by noting that no differences exist between the valuation policies of the Target Funds and the Acquiring Funds that would cause the portfolio holdings of the Target Funds to receive a materially different valuation from what would be obtained by the Acquiring Funds.

4.	Please include the omitted performance and capitalization information in a pre-effective amendment to the Registration Statement.

MPS responds by adding the requested performance and capitalization information in a pre-effective amendment to the Registration Statement.

5.	Please provide the file number of any document incorporated by reference into the registration statement on page 3 of the Statement of Additional Information.

MPS responds by adding the file numbers as requested.

Summary of Key Information

6.
Please consider revising the disclosure under the “How Do the Fund’s Investment Objectives, Principal Investment Strategies and Principal Investment Risks Compare?” section on page 7 of the Registration Statement to use a sub-heading with information for each Fund.

MPS responds by revising the disclosure under “How do the Fund’s Investment Objectives, Principal Investment Strategies and Principal Investment Risks Compare?” as follows:

“Each Acquiring Fund and the corresponding Target Fund have identical investment objectives, as described below. Each Fund’s investment objective is classified as non-fundamental, which means that the Target Funds’ investment objectives can be changed by the Target Funds’ Board without shareholder approval, and the Acquiring Funds’ investment objectives can be changed by the Board of Trustees of the Acquiring Funds (the “Acquiring Funds Board”) without shareholder approval.

In addition, because of their substantially similar investment strategies, most of the principal investment risks of each Acquiring Fund are generally the same as the principal investment risks of owning shares of the corresponding Target Fund, as described below.  However, two of the Acquiring Funds, Jackson Square Large-Cap Growth Fund and Jackson Square SMID-Cap Growth Fund, are each subject to “Non-Diversified Fund Risk,” while the corresponding Target Funds are not, and all of the Acquiring Funds are subject to “New Fund Risk”, while none of the Target Funds are subject to such risk.

The Large-Cap Growth Equity Portfolio and Jackson Square Large-Cap Growth Fund

Both The Large-Cap Growth-Fund and the Jackson Square Large-Cap Growth Fund seek capital appreciation as an investment objective.  The principal investment strategies of each Fund are substantially similar.  Both The Large-Cap Growth Equity Portfolio and the Jackson Square Large-Cap Growth Fund invest primarily in common stocks of growth-oriented U.S. large capitalization companies.  However, the Jackson Square Large Cap Growth Fund, as a non-diversified fund, is permitted to invest a greater percentage of its assets in the securities of a single issuer, while The Large-Cap Growth Equity Portfolio, as a diversified fund, is more limited with respect to the percentage of its assets that may be committed to a single issuer.

Because of the substantially similar investment strategies of The Large-Cap Growth Equity Fund and the Jackson Square Large-Cap Growth Fund, most of their principal investment risks are generally the same.  However, Jackson Square Large-Cap Growth Fund is subject to “Non-Diversified Fund Risk,” while The Large-Cap Growth Equity Portfolio is not.   As a non-diversified fund, Jackson Square Large-Cap Growth Fund is permitted to invest a greater percentage of its assets in the securities of a single issuer and may have fewer holdings than other mutual funds.  As a result, a decline in the value of a single issuer could cause the Jackson Square Large-Cap Growth Fund’s overall value to decline to a greater degree than if the fund held a more diversified portfolio. As a diversified fund, The Large-Cap Growth Equity Portfolio is not subject to “Non-Diversified Fund Risk.”  However, JSP, the investment adviser to Jackson Square Large-Cap Growth Fund and the sub-adviser to The Large-Cap Growth Equity Portfolio, does not anticipate significant differences in the portfolios of the Jackson Square Large-Cap Growth Fund compared to The Large-Cap Growth Equity Portfolio as a result of the non-diversified status.  In addition, the Jackson Square Large-Cap Growth Fund is subject to “New Fund Risk,” while The Large-Cap Growth-Fund is not.  New Fund Risk is the risk associated with the fact that Jackson Square Large-Cap Growth Fund is new with no operating history and with no assurance that the Fund will grow to or maintain an economically viable size. In such circumstances, the Board of Trustees may determine to liquidate the Fund if it determines it is in the best interest of shareholders to do so, with no requirement of shareholder approval. The timing of any Fund liquidation may not be favorable to certain individual shareholders

The Focus Smid-Cap Growth Equity Portfolio and the Jackson Square SMID-Cap Growth Fund

Both The Focus Smid-Cap Growth Equity Portfolio and the Jackson Square SMID-Cap Growth Fund seek long-term capital appreciation as an investment objective. The principal investment strategies of each Fund are substantially similar.  The Focus Smid-Cap Growth Equity Portfolio and the Jackson Square SMID-Cap Growth Fund both focus their investments in the common stocks of growth-oriented small- and mid-capitalization companies.  The Focus Smid-Cap Growth Equity Portfolio is classified as a diversified fund, which means it is more limited in the percentage of its assets that may be invested in a single issuer than the Jackson Square SMID-Cap Growth Fund, a non-diversified fund.

Because of the substantially similar investment strategies of The Focus Smid-Cap Growth Equity Portfolio and the Jackson Square SMID-Cap Growth Fund, most of their principal investment risks are generally the same.  However, Jackson Square SMID-Cap Growth Fund is subject to “Non-Diversified Fund Risk,” while The Focus Smid-Cap Growth Equity Portfolio is not.   As a non-diversified fund, Jackson Square SMID-Cap Growth Fund is permitted to invest a greater percentage of its assets in the securities of a single issuer and may have fewer holdings than other mutual funds.  As a result, a decline in the value of a single issuer could cause the Jackson Square SMID-Cap Growth Fund’s overall value to decline to a greater degree than if the fund held a more diversified portfolio. As a diversified fund, The Focus Smid-Cap Growth Equity Portfolio is not subject to “Non-Diversified Fund Risk.”  However, JSP, the investment adviser to the Jackson Square SMID-Cap Growth Fund and the sub-adviser to The Focus Smid-Cap Growth Equity Portfolio, does not anticipate significant differences in the portfolios of the Jackson Square SMID-Cap Growth Fund compared to The Focus Smid-Cap Growth Equity Portfolio as a result of the non-diversified status.  In addition, the Jackson Square SMID-Cap Growth Fund is subject to “New Fund Risk”, while The Focus Smid-Cap Growth Equity Portfolio is not.  New Fund Risk is the risk associated with the fact that Jackson Square SMID-Cap Growth Fund is new with no operating history and with no assurance that the Fund will grow to or maintain an economically viable size.   In such circumstances, the Board of Trustees may determine to liquidate the Fund if it determines it is in the best interest of shareholders to do so, with no requirement of shareholder approval. The timing of any Fund liquidation may not be favorable to certain individual shareholders.

The Select 20 Portfolio and the Jackson Square Select 20 Growth Fund

Both The Select 20 Portfolio and the Jackson Square Select 20 Growth Fund seek long-term capital appreciation as an investment objective. The principal investment strategies of each Fund are substantially similar.  The Select 20 Portfolio and its corresponding Acquiring Fund, Jackson Square Select 20 Growth Fund, are each non-diversified funds that invest in approximately 20 common stocks of growth-oriented companies that can be of any capitalization size.

Because of the substantially similar investment strategies of The Select 20 Portfolio and the Jackson Square Select 20 Growth Fund, most of their principal investment risks are generally the same.  However, the Jackson Square Select 20 Growth Fund is subject to “New Fund Risk”, while The Large-Cap Growth-Fund is not.  New Fund Risk is the risk associated with the fact that Jackson Square Select 20 Growth Fund is new with no operating history and with no assurance that the Fund will grow to or maintain an economically viable size.  In such circumstances the Board of Trustees may determine to liquidate the Fund if it determines it is in the best interest of shareholders to do so, with no requirement of shareholder approval. The timing of any Fund liquidation may not be favorable to certain individual shareholders.”

7.
Please consider removing footnote 2 to the fees and expenses table on page 8 of the Registration Statement relating to the Large Cap-Growth Fund as the fee waiver did not come into effect during the fiscal year ended October 31, 2015.  If the footnote is retained, please revise the footnote to say “current fiscal year ending October 31, 2016” rather than “fiscal year ended October 31, 2015”.

MPS responds by removing footnote 2 to the fees and expenses table on page 8.

8.
With respect to the disclosure of contractual advisory fees on page 15 under “How do the Investment Advisers and Distributors of the Funds Compare,” please disclose the contractual advisory fee for each Target Fund and each Acquiring Fund in that section.

MPS responds by revising the disclosure as follows:

“The contractual advisory fee for both Jackson Square Large-Cap Growth Fund and The Large-Cap Growth Equity Portfolio is 0.55% of the Fund’s average daily net assets.  The contractual advisory fee for both Jackson Square SMID-Cap Growth Fund and The Focus Smid-Cap Growth Equity Portfolio is 0.75% of the Fund’s average daily net assets.  The contractual advisory fee for Jackson Square Select 20 Growth Fund is 0.65% of the Fund’s average daily net assets, which is less than the contractual advisory fee for The Select 20 Portfolio, which is equal to 0.75% of the Fund’s average daily net assets.”

9.
With respect to the “How Do the Funds’ Purchase and Redemption Procedures and Exchange Policies Compare?” section, the second sentence says there “are no minimums for subsequent investments into the Target Funds where the aggregate $1 million minimum initial investment for the Target Trust has been satisfied.”  Please define Target Trust or change this reference to “Target Fund”.

MPS responds respectfully by noting that the term “Target Trust” is defined on page 1 of the Proxy Statement Prospectus in the first sentence under the heading “INTRODUCTION”.  MPS further responds by revising the second sentence under “How do the Funds’ Purchase and Redemption Procedures and Exchange Policies Compare?” as follows:

“The minimum initial investment for a shareholder of any Target Fund is $1 million in the aggregate across all series of the Target Trust. There are no minimums for subsequent contributions in a Target Fund where the aggregate minimum initial investment for the Target Trust has been satisfied. Certain types of shareholders may invest in the Target Funds without meeting the minimum initial investment of $1 million.”

10.
The third sentence under “How Do the Funds’ Purchase and Redemption Procedures and Exchange Policies Compare?” on page 15 of the Registration Statement states “you must invest at least $10 million, and there is no minimum for subsequent investments in the Fund.”  Should “in the Fund” be “in the Acquiring Fund”?  Please also consider putting the Funds’ minimum investments and subsequent investments into a comparison table.

MPS respectfully declines to put the minimum and subsequent investment amounts into a table.  MPS responds by revising the disclosure on page 15 as follows:

“To purchase shares of the IS Class of any Acquiring Fund for the first time, you must invest at least $10 million, and there is no minimum for subsequent investments in the same Acquiring Fund.”

11.	Please add the word “Fund” after “Acquiring” on page 16 under “How Do the Funds’ Sales Charges and Distribution Arrangements Compare?”.

MPS responds by making the requested change.

12.
 The first sentence on page 16 under “Will There be any Tax Consequences Resulting from the Reorganization?” states “Each Reorganization is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.”  Please consider changing “is intended to” to “will”.

MPS responds by revising the first sentence as follows:

“Each Reorganization is expected to qualify as a tax-free reorganization for U.S. federal income tax purposes.”

Additional Information About the Funds

13.	Please insert the word “to” before “the risks” in the second box under “Description of Key Differences” discussing 1940 Act Diversification on page 18 of the Registration Statement.

MPS responds by making the requested change.

14.
The discussion on pages 30-31 of the Registration Statement of the fundamental investment restriction with respect to industry concentration for the Acquiring Funds notes that the Acquiring Funds will divide information technology, health care, consumer discretionary, financial services and utilities into additional sub-categories for purposes of industry concentration.  Please explain why this approach to industry concentration is reasonable under the 1940 Act given that each of the identified sub-categories may be subject to the same risks.

MPS responds by stating that Jackson Square Partners, LLC (“JSP”) views information technology, healthcare, consumer discretionary, financials and utilities as sectors and the sub-categories identified in the Registration Statement as industries within those sectors.  The sector and industry classifications applied by JSP are generally consistent with the Global Industry Classification Standard (“GICS”), a broadly used benchmark for determining the industry classification of companies.  Each of the sub-categories identified in the Registration Statement is classified as an industry by GICS under a broader sector grouping of related industries.

The Proposed Reorganization

15.
Please consider revising the discussion under “Board Considerations in Approving the Reorganization” starting on page 35 of the Registration Statement to disclose any factors that the Target Funds Board considered that weighed against approving the reorganization.  For example, consider discussing the Acquiring Funds lack of operating history, the fact that the expense ratios for two of the Acquiring Funds may be higher than those of the corresponding Target Funds once the expense caps expire, and that the Acquiring Funds’ fee waivers and expense reimbursements are subject to recoupment.

MPS responds by respectfully declining to make the revision referred to above because it believes that the Registration Statement appropriately discloses the information and factors that the Target Funds Board reviewed and considered in deciding whether to approve the Agreement and the Reorganization.

16.
With respect to the bullet points on page 36 under “Board Considerations in Approving the Reorganization”, please consider revising the 4th bullet point to read “...a level that is lower than or the same as the current cap…”.

MPS respectfully declines to make the requested change.  The current expense caps for The Large Cap Growth Equity Portfolio, The Focus Smid-Cap Growth Equity Portfolio and The Select 20 Portfolio are 0.65%, 0.92% and 0.89%, respectively, of each Fund’s average daily net assets.  JSP has agreed to expense caps for the IS Class of the Jackson Square Large-Cap Growth Fund, Jackson Square SMID-Cap Growth Fund and Jackson Square Select 20 Growth Fund of 0.64%, 0.87% and 0.87%, respectively, of each Fund’s average daily net assets.  Therefore, JSP has agreed to limit the operating expenses of the IS Class of each Acquiring Fund at a level that is lower than the current cap on operating expenses for the corresponding Target Fund for a period extending through March 2018.

17.
Point (5) under “Accounting Survivorship” on page 40 of the Registration Statement states “Asset size: Jackson Square Large-Cap Growth Fund and Jackson Square Select 20 Growth Fund are not expected to have any assets or to have commenced operations immediately prior to the Reorganization. Although Jackson Square SMID-Cap Growth Fund may have more assets than The Focus Smid-Cap Growth Equity Portfolio, it will have a very limited performance history as it only commenced operation on May 2, 2016.”  Please disclose, supplementally, the current asset levels of the Jackson Square SMID-Cap Growth Fund and The Focus Smid-Cap Growth Equity Portfolio.

MPS responds by noting that as of June 30, 2016, the assets of the Jackson Square SMID-Cap Fund were $37,049,186 and the assets of The Focus Smid-Cap Growth Equity Portfolio were $60,088,736.

Other Matters

18.
The third sentence under “Capitalization” on page 42 of the Registration Statement states “JSP, DMC or an affiliate will bear all of the Reorganization expenses.”  Please reconcile this statement with earlier statements that JSP will bear all of the expenses of the Reorganization.

MPS responds by revising the disclosure on page 36 as follows:

“JSP, DMC or an affiliate, not the Target Funds or the Acquiring Funds, will pay all costs associated with the Reorganization.”

Proxy Card

19.
Please consider adding Bold Font to the following statement found on the Proxy Card “If no specification is made, this proxy shall be voted FOR the Proposal regarding the reorganization of the Delaware Portfolio pursuant to the Agreement and Plan of Reorganization between the Trust, on behalf of the Delaware Portfolio and Managed Portfolio Series, on behalf of the [Jackson Square Large-Cap Growth Fund/Jackson Square SMID-Cap Growth Fund/Jackson Square Select 20 Growth Fund] (the “Jackson Square Fund”).”

MPS responds by making the requested change.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:	Thomas G. Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.